ASE TEST LIMITED                                                 April 26, 2001
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.     886-2-8780-5489              Mobile     886-920-189-608
Fax.     886-2-2757-6121              email:     jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.     408-567-4383                 email:     rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:                    In the US:
Mylene Kok                          Daniel Loh
65-394-0825                         212-701-1998
mylene.kok@tfn.com.sg               dan.loh@thomsonir.com
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    ASE Test Limited & Subsidiaries Announces First Quarter Results for the
                          Period ended March 31, 2001

Taipei, Taiwan, April 26, 2001 -- ASE Test Limited (Nasdaq : ASTSF), the world's largest independent provider of semiconductor test services, today announced first quarter fully-diluted EPS (US GAAP) of $0.07, down 70% from the first quarter of 2000 and down 73% sequentially. Under Taiwan GAAP, ASE Test reported fully diluted first-quarter EPS of $0.09, down 64% year-over-year and down 68% from the fourth quarter of 2000. Net income amounted to $7.09 million under US GAAP and $9.17 million under Taiwan GAAP.

1Q01 Results:

Revenues

Revenues in the quarter totaled $103 million, up 12% from the first quarter of 2000 but down 17% sequentially. The sequential decline was the result of declines in both unit volume and unit prices. The semiconductor industry slowed down considerably in Q1 and, consequently, the Company's customers required less test and assembly services than they did in the fourth quarter of last year.

Test revenues, at $78 million, declined by 14% from 4Q00 but rose 18% from the same period last year


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(see table below). This revenue segment, led by strong performance in engineering test, held up well despite the overall weakness in the semiconductor industry.

                               Year-over-year Revenue       Percent of Test
Test Breakdown                         Change                   Revenues
-------------------------------------------------------------------------------
Engineering                             582%                        9%
Final Test--Memory                      299%                        5%
Final Test--Logic                         7%                       74%
Wafer Sort & Other                       -4%                       11%
Hardware                                -43%                        1%
Total Test                               18%                      100%

Assembly revenues, at $25 million, fell 26% sequentially and a modest 3% from 1Q00 (see table below). Revenues from high pin-count ball grid array (BGA) packages expanded at a steady pace throughout the quarter, while revenues from older packages, such as plastic leaded chip carrier (PLCC) and quad flat package (QFP), underwent steady declines during the same period. Assembly revenues overall were weak in the second half of the quarter and came in below the Company's expectation.

                               Year-over-year Revenue       Percent of Assembly
Assembly Breakdown                     Change                     Revenues
-------------------------------------------------------------------------------
BGA                                      52%                       24%
QFP/MQFP/PQFP                            20%                       40%
TQFP/LQFP                               -16%                       15%
PDIP                                    -36%                        5%
PLCC                                    -40%                       12%
SOP/SOJ/SSOP&TSOP                       -54%                        4%
Total Assembly                           -3%                      100%
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The Company's top customers in the quarter included Alcatel, Altera, ATI
Technology, Cirrus Logic, Conexant, ESS Technology, Genesis Microchip, Lattice Semiconductor, LSI Logic, Motorola, Nvidia, ON Semiconductor, Philips, Qualcomm, and VIA Technologies. The top five customers together accounted for 50% of total revenues. While market data for Q1 is still incomplete, the Company believes that it has captured a larger share of the business with a number of major customers.

By end market segment, the breakdown for Q1 revenues is as follows:


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


          Communications                       34%
          Computers                            27%
          Consumer and Automotive              27%
          Industrial                           10%
          Other                                 2%

Expenses

Cost of revenues (COGS) in Q1 totaled almost $74 million, up 35% from 1Q00 and down 4% from Q4's level. The year-over-year increase was driven mainly by higher depreciation expense, which represented 22.8% of revenues in 1Q00 and 31.5% of revenues in 1Q01. The sequential reduction in COGS was modest given the relatively fixed nature of some of these expenses. Depreciation and amortization expense, the largest component of COGS, totaled nearly $33 million. As a result of the revenue contraction and the small decline in COGS, the Company's overall gross margin dropped to 28.7% from 40.7% in the same period last year and from 38.7% in 4Q00. Gross margin for the test segment was in the low 30% range, compared with mid-40% in 1Q00 and low 40% in 4Q00. Gross margin for the assembly segment was in the high teen range, versus high 20% in 1Q00 and mid-20% in 4Q00.

Operating expenses (R&D and SG&A expenses) fell modestly from 15.2% of revenues in 4Q00 to 15.0% of revenues in Q1, but were up from 13.8% of revenues in 1Q00. The sequential reduction resulted from a few one-time expenses that took place in 4Q00 as well as cost-cutting measures implemented by management in Q1. These measures included leaving vacancies unfilled, curtailing the use of overtime, postponing or canceling non-urgent projects, and negotiating for better prices with suppliers. The year-over-year increase was mainly the result of higher R&D spending. Goodwill expense, a component of SG&A, was $1.90 million. Operating margin in Q1 was 13.7%, down from 26.9% in 1Q00 and 23.5% in 4Q00.

Non-operating expenses totaled $2.86 million in Q1, compared with a non-operating expense of $0.96 million in 1Q00 and a non-operating income of $1.56 million in 4Q00. The sequential change was mainly attributable to an investment loss of $0.26 million in Q1 versus an investment income of $1.16 million in 4Q00, a foreign exchange gain of $0.57 million in Q1 versus a gain of $2.83 million in 4Q00, and a gain on disposal of assets of $0.13 million in Q1 versus a gain of $0.62 million in 4Q00.

Earnings

Net income before taxes and minority interest amounted to $11.23 million, down 53% from the year-ago period and down 64% sequentially. Net income under US GAAP totaled $7.09 million, down 67% from


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


the year-ago period and down 72% sequentially. Net income under Taiwan GAAP, which does not require the expensing of stock bonus paid in the form of ASE Inc shares, was higher at $9.17 million, 60% below 1Q00 and down 67% from the prior quarter.

Fully diluted EPS under Taiwan GAAP was $0.09, down from 1Q00's $0.26 and 4Q00's $0.29. Fully diluted EPS under US GAAP was $0.07, down from 1Q00's $0.24 and 4Q00's $0.26.

Balance Sheet

ASE Test ended the quarter with $149 million in cash and $276 million in current assets. Total assets were $1,098 million, including $629 million in property, plant, and equipment (PP&E). Total debt was $316 million, including $54 million in short term debt and $263 million in long-term debt and convertible bonds. Current ratio at the end of Q1 was 1.92, and its debt to equity ratio was 0.48.

Capital Expenditures

Capital spending in Q1 totaled $27 million (vis-a-vis $94 million in 4Q00), with $18 million on test equipment, $3 million on assembly equipment, and the rest on building improvement and IT projects. At the end of the quarter, the Company had 667 testers and 411 wirebonders installed.

Business Outlook:

Dr. David Pan, president of ASE Test, commented on first-quarter trends in the industry, "In Q1, we saw sequential revenue increases from a select group of PC-centric customers. These were encouraging signals. However, the increases were not broad-based across the entire segment. We similarly experienced revenue increases from a smaller number of customers whose products are used primarily in communications." Dr. Pan continued, "Although we were not able to see conclusive signs of recovery in the semiconductor industry, we are encouraged that some customers are beginning to write off their inventories."

Many of ASE Test's customers continue to be cautious in their near-term outlook and are uncertain on when demand for their products will resume. As a result, the Company has very limited visibility into business prospects for the rest of the year. Jeffrey Chen, the Chief Financial Officer, gave the following guidelines for Q2, "At the moment, we expect our Q2 revenues to decline by roughly 15-20% from Q1. We believe that our Q2 gross margin should inch down to the 20% range, plus or minus a few percentage points, as a result of the revenue decline. Given the slow industry conditions, we will continue to trim both manufacturing and SG&A expenses. We expect our core operations to make a small profit in Q2. However, after factoring in interest expense, potential losses from our investment in affiliated companies--primarily our ownership in ASE Chungli, ASE Korea, and ASE Materials--and


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


taxes, we expect to incur a net loss of approximately $4-6 million in Q2. Although we are not able to give a more precise guidance beyond Q2, we believe our business should improve sequentially in the second half of this year, based on our historical experience."

Given the slow industry environment, the Company expects its capital expenditures in Q2 to be minimal. It believes its full-year capital expenditure should be approximately $80 million, instead of the previously estimated $160-180 million.

Going forward, the Company intends to release its monthly revenues around the 10th calendar day following the close of the month so that investors may better gauge its business progress. From July 1, 2001, until the release of the Company's Q2 earnings, which is tentatively scheduled for the 4th week of July, the business outlook as provided in this press release and the company's filings with the SEC should be considered to be historical and not subject to update by the Company. During this "quiet" period, Company representatives will not comment on its business outlook, financial results, or expectations.


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


                                ASE Test Limited
                       Consolidated Statements of Income
             (US$ thousands, except percentages and per share data)
                                  (unaudited)

                                                Three Months Ended March 31,
                                               -------------------------------
ROC GAAP:                                           2000                2001
                                               -----------         -----------
Net revenues                                   $    92,161         $   103,176
Cost of revenues                                    54,624              73,586
                                               -----------         -----------
Gross profit                                        37,537              29,591
Operating expenses                                  12,723              15,505
                                               -----------         -----------
Operating income                                    24,814              14,085

Non-operating expense (income)                         957               2,856
                                               -----------         -----------
Income before tax and minority interest             23,857              11,229
Income tax expense (benefit)                            66               1,578
Discontinued operation loss                            475                   0
Minority interest                                      468                 478
                                               -----------         -----------
Net income (ROC GAAP)                          $    22,847         $     9,173
                                               ===========         ===========
Net income (US GAAP)                           $    21,270         $     7,085
                                               ===========         ===========

Fully diluted EPS (ROC GAAP)                   $      0.26         $      0.09
  Shares used in fully diluted EPS
    calculation                                 89,382,613          99,158,181
Fully diluted EPS (US GAAP)                    $      0.24         $      0.07

Margin Analysis:
Gross margin                                          40.7%               28.7%
Operating margin                                      26.9%               13.7%
Net margin (ROC GAAP)                                 24.8%                8.9%
Net margin (US GAAP)                                  23.1%                6.9%

Additional Data:
Testing revenue                                $    66,037         $    77,921
Assembly revenue                                    26,124              25,255
As % of Total Revenues
  Testing                                               72%                 76%
  Assembly                                              28%                 24%

Net income before amortization expense
  (US GAAP)                                         22,969               9,042
EBITDA                                              52,780              52,694
Interest expense                                     4,847               5,232
Shares outstanding                              81,673,577          92,180,807


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


                                              Three Months         Three Months
                                             Ended Dec. 30,       Ended Mar. 31,
                                                  2000                 2001
                                             --------------       --------------
ROC GAAP:
Net revenues                                  $   124,669          $   103,176
Cost of revenues                                   76,430               73,586
                                              -----------          -----------
Gross profit                                       48,239               29,591
Operating expense                                  18,957               15,505
                                              -----------          -----------
Operating income                                   29,282               14,085

Non-operating expense (income)1                    (1,556)               2,856
                                              -----------          -----------
Income before tax and minority interest            30,838               11,229
Income tax expense                                  1,945                1,578
Discontinuing operation Loss                          159                    0
Minority interest                                     638                  478
                                              -----------          -----------
Net income (ROC GAAP)                          $   28,097          $     9,173
                                               ==========          ===========
Net income (U.S. GAAP)                         $   25,494          $     7,085
                                               ==========          ===========

Fully diluted EPS (ROC GAAP)                   $     0.29          $      0.09
Fully diluted EPS (US GAAP)                    $     0.26          $      0.07

Margin Analysis:
Gross margin                                         38.7%                28.7%
Operating margin                                     23.5%                13.7%
Net margin (ROC GAAP)                                22.5%                 8.9%
Net margin (US GAAP)                                 20.5%                 6.9%

Additional Data:
Testing revenue                                $   90,511          $    77,921
Assembly revenue                                   34,158               25,255
As % of Total Revenues
  Testing                                              73%                  76%
  Assembly                                             27%                  24%

Net income before amortization expense
  (US GAAP)                                        27,320                9,042
EBITDA                                             72,191               52,694
Interest expense                                    4,964                5,232
Shares outstanding                             91,425,691           92,180,807

---------
1 As a result of the recently announced debt restructuring of the Asia Pulp and Paper ("APP") group of companies, ASE Test Limited is revising its unaudited consolidated financial statements for the year ended December 31, 2000, to include a provision for loss of $3.16 million reflecting the impairment in the value of certain bonds issued by APP Global Finance Limited and held by the Company as a long-term investment. As a result of the revision, the Company's unaudited consolidated net income under US GAAP for the year ended December 31, 2000, was $101.17 million, compared to $104.73 million without the provision for loss; and the Company's unaudited consolidated long-term investments as of December 31, 2000, was $87.16 million, compared to $92.71 million without the provision for loss.


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


                                ASE Test Limited
                           Consolidated Balance Sheet
                              As of March 31, 2001
                                (US$ thousands)
                                  (unaudited)

Cash and cash equivalents            $  149,098    Short-term borrowings                          $  32,753
Accounts receivable                      83,542    Accounts payable                                  17,462
Inventories                              13,790    Payable for fixed assets                          43,821
Other current assets                     29,481    Current portion of LT debt                        20,899
                                     ----------
Total current assets                    275,911    Other current liabilities                         28,637
                                                                                                 ----------
                                                   Total current liabilities                        143,572

Long-term investments                    87,938    Long term debt                                    83,906
Fixed assets                            629,449    Convertible bonds                                178,667
Goodwill                                 59,797    Other liabilities                                178,082
                                                                                                 ----------
Other assets                             45,130    Total liabilities                                440,654
                                     ----------
Total assets                         $1,098,225    Shareholders' equity                             657,570
                                     ==========                                                  ----------
                                                   Total liabilities & shareholders' equity      $1,098,225
                                                                                                 ==========


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


ASE Test Limited is the world's largest independent providers of semiconductor testing service. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol "ASTSF".

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our future revenues, earnings, and other results of operations. Our actual results may differ materially from the results discussed in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other reasons. For a discussion of these and other factors which may cause our results to differ materially from our forward-looking statements, please read the discussion of these risks in the documents we file from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F and Amendment No. 1 to our Registration Statement on Form F-3 filed August 17, 2000 and our Current Reports on Form 6-K filed December 27, October 26, August 24, July 26, and July 18, 2000.


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